Exhibit 99.1

ARC Resources Ltd Announces Shareholder Approval of all Resolutions at Annual and Special Meeting and Provides Information Respecting a Stock Dividend Program

CALGARY, May 16, 2013 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC" or the "Corporation") is pleased to announce that its shareholders approved all resolutions at its Annual and Special Meeting (the "Meeting") held on May 15, 2013 including the special resolution to implement a Stock Dividend Program ("SDP"). The video webcast of the Meeting including a corporate presentation with remarks by Myron Stadnyk, President and Chief Executive Officer, is available on ARC's website at www.arcresources.com.

Approval of Resolutions

During the business proceedings at the Meeting, ARC's shareholders approved the following resolutions:

1. Resolution to appoint nine board members, with 90.41% to 99.66% of shares represented at the meeting voting in favour of individual directors as follows:

Director	Percentage Approval
Mac H. Van Wielingen	99.23%
John P. Dielwart	99.62%
Fred J. Dyment	90.41%
Timothy J. Hearn	99.61%
James C. Houck	99.66%
Harold N. Kvisle	99.47%
Kathleen M. O'Neill	99.63%
Herbert C. Pinder, Jr.	99.20%
Myron M. Stadnyk	99.65%

2. Resolution to appoint Deloitte LLP as the Corporation's auditors, with 99.57% of the shares represented at the meeting by proxy voting in favour of the resolution.

3. Resolution to approve the Corporation's approach to Executive Compensation (Say on Pay) as disclosed in ARC's 2013 Information Circular - Proxy Statement, with 97.21% of shares represented at the meeting voting in favour of the advisory resolution.

4. Special resolution to implement a Stock Dividend Program ("SDP"), with 94.47% of shares represented at the meeting voting in favour of the special resolution.

Stock Dividend Program

The SDP provides an additional option to ARC's shareholders with respect to the receipt of dividends.  The SDP will enable shareholders to receive dividends in the form of common shares of ARC in lieu of receiving a cash dividend on the dividend payment date.  Participation in the SDP is optional; shareholders will continue to have the option to receive dividend payments in cash or to reinvest their dividends into additional common shares through ARC's Dividend Reinvestment Plan ("DRIP").

The benefits of the SDP are as follows:

•	The SDP will generally be available to most shareholders;
•	The SDP will provide many shareholders with Canadian tax treatment that is expected to be more favourable than the Corporation's DRIP; and
•	The SDP will allow the Corporation to retain cash and therefore provide a source of capital.

The SDP will take effect for the May 31, 2013 record date with the first stock dividend expected to be issued on approximately June 17, 2013.

With the approval of the SDP, ARC's shareholders have three options with respect to receipt of dividend payments each of which is outlined below:

	Cash Dividend ("Cash")	Dividend Reinvestment Plan ("DRIP")	Stock Dividend Program ("SDP")
Participation	Default	Optional	Optional

Eligibility	All Shareholders	U.S. citizens or residents are not eligible to participate in ARC's DRIP.	All Shareholders with the exception of residents in certain U.S. States.

Tax Treatment for Canadian Residents(1)	Full amount of dividend is included in income in the year the cash dividend is received.	Full amount of reinvested dividend is included in income in the year the cash dividend is received and reinvested.	No material amount expected to be included in income in the year the stock dividend is received.

May increase a capital gain (or decrease a capital loss) realized on a subsequent disposition of the common shares received.

Discount and Fees	Not applicable	Dividends reinvested at a 5% discount to five day weighted average trading price. No brokerage fees.	Shares issued at a 5% discount to five day weighted average trading price. No brokerage fees.

Enrollment	Not applicable	Full or partial(2)	Full or partial(2)

Election	No election required	Election required	Election required(3)

(1)  All shareholders are encouraged to consult their own tax advisors regarding the tax consequences to them of any of these options.
(2)  Shareholders who participate in the SDP will not be able to participate in the DRIP; however, a shareholder is entitled to participate in the SDP or the DRIP with respect to a portion of their shares and to receive cash dividends with respect to the remainder of their shares.
(3)  Beneficial Shareholders will need to contact their financial intermediary to determine whether they will be able to participate in the SDP.

To participate in the SDP, registered shareholders must deliver a properly completed Stock Dividend Enrollment Form to Computershare Trust Company of Canada ("Computershare") by no later than the fifth business day immediately preceding a dividend record date in order to receive stock dividends.  Registered shareholders who wish to receive the May 2013 Dividend (payable on June 17, 2013) as a stock dividend pursuant to the SDP, must deliver a completed and signed enrollment form to Computershare no later than Friday May 24, 2013.

Beneficial shareholders (i.e. owners of Common Shares which are held through a broker, investment dealer, financial institution or other nominee) who wish to participate in the SDP should contact the broker, investment dealer, financial institution or other nominee who holds their Common Shares to inquire about the enrollment application and enrollment deadline.

Further details regarding the SDP are outlined in ARC's 2013 Management Information Circular - Proxy Statement dated March 20, 2013 which is available on SEDAR at www.sedar.com and on ARC's website at www.arcresources.com.  ARC's website also contains additional information regarding the SDP including terms of the program, enrollment forms, tax information, and responses to frequently asked questions under Investors/Dividends.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY - In the interests of providing ARC shareholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 12:47e 16-MAY-13